

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
499 Park Avenue, 12th Floor
New York, NY 10022

> **Re: HL Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 12, 2020**
> **File No. 001-38563**

Dear Mr. Schwarz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant